Filed by Microsoft Corporation
pursuant to Rule 425 of the Securities Act
of 1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
STATEMENT FROM BRAD SMITH, GENERAL COUNSEL, MICROSOFT CORPORATION.
REDMOND, Wash., Feb. 3, 2008 — The combination of Microsoft and Yahoo! will create a more competitive marketplace by establishing a compelling number two competitor for Internet search and online advertising. The alternative scenarios only lead to less competition on the Internet. Today, Google is the dominant search engine and advertising company on the Web. Google has amassed about 75 percent of paid search revenues worldwide and its share continues to grow. According to published reports, Google currently has more than 65 percent search query share in the U.S. and more than 85 percent in Europe. Microsoft and Yahoo! on the other hand have roughly 30 percent combined in the U.S. and approximately 10 percent combined in Europe.
Microsoft is committed to openness, innovation, and the protection of privacy on the Internet. We believe that the combination of Microsoft and Yahoo! will advance these goals.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Microsoft Corp. plans to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Yahoo! Inc. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Microsoft Corp. through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Microsoft Corp., One Microsoft Way, Redmond, Wash. 98052-6399.
Microsoft Corp. and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corp.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on Aug. 8, 2007, and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on Sept. 29, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corp.’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corp.’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corp., the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corp.’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corp.’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corp.’s Investor Relations department at (800) 285-7772 or at Microsoft Corp.’s Web site at http://www.microsoft.com/msft.
All information in this communication is as of Feb. 3, 2008. Microsoft Corp. undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.